EXHIBIT 20

                 [SCHNITZER STEEL INDUSTRIES, INC. LETTERHEAD]

                                  PRESS RELEASE

November 1, 1996
For immediate release
Contact:       Tom Zelenka
               (503) 323-2821

              SCHNITZER STEEL INDUSTRIES, INC. ANNOUNCES EXTENSION OF TENDER OFFER TO ACQUIRE PROLER INTERNATIONAL CORP.

Portland, Oregon - Schnitzer Steel Industries, Inc. (NASDAQ: SCHN) today announced that it has extended its tender offer to purchase all outstanding shares of Proler International Corp. (Proler) for $7.50 per share in cash until 5:00 p.m., Eastern time on Friday, November 15, 1996. The extension will also extend the period for withdrawal rights until November 15, 1996. The tender offer was previously extended from October 18, 1996 to November 1, 1996. As previously announced, on September 15, 1996 Schnitzer and Proler signed a definitive merger agreement for the acquisition of Proler by Schnitzer through a cash tender offer and merger at a price of $7.50 in cash for each Proler share. Schnitzer's tender offer commenced on September 20, 1996.

As of 5:00 p.m. Eastern time on October 31, 1996 approximately 2.8 million shares of Proler common stock had been tendered. Except for the extension of the tender offer, the terms of the tender offer remain unchanged.

Schnitzer operates one of the largest scrap recycling businesses in the Western United States. The Company supplies ferrous scrap to Asian and domestic steel producers through its scrap collection, processing and deep water facilities located in Oakland, California; Portland, Oregon; and Tacoma, Washington. The Company also operates collection and processing facilities in Eugene, Bend, White City and Grants Pass, Oregon; and Sacramento and Fresno, California. Schnitzer's subsidiary, Cascade Steel Rolling Mills, Inc. (Cascade) operates the only vertically integrated mini-mill in the Western United States which can obtain its entire scrap requirements from its own scrap operations. Cascade's steel mini-mill in McMinnville, Oregon manufactures rebar, merchant bar, fence posts, special sections and grape stakes. In addition, Cascade maintains mill depots in the Union City and El Monte, California.